Exhibit 99.28

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1	Name and Address of Company

HudBay Minerals Inc.

1 Adelaide Street East, Suite 2501

Toronto, Ontario

M5C 2V9

Item 2	Date of Material Change

March 23, 2009

Item 3	News Release

A news release with respect to the material change referred to in this report was disseminated through Marketwire on March 23, 2009 and subsequently filed on SEDAR.

Item 4	Summary of Material Change

HudBay Minerals Inc. (“HudBay”) announced the resignation of its board of directors on March 23, 2009 and the subsequent appointment of the nominees of SRM Global Master Fund Limited Partnership (“SRM”) in their place.

The new board has accepted the resignation of Colin K. Benner as interim chief executive officer of HudBay and has appointed Peter R. Jones as chief executive officer.

Item 5	Full Description of Material Change

On March 23, 2009 HudBay announced that in light of preliminary proxy vote counts relating to the meeting of shareholders scheduled for March 25, 2009, the board of directors of HudBay have resigned, with the nominees of SRM having been appointed in their place. G. Wesley Voorheis has been appointed chairman, and joins J. Bruce Barraclough, Brian D. Gordon, Alan Roy Hibben, W. Warren Holmes, Peter R. Jones, John Knowles and Alan Lenczner on the new board of directors of HudBay.

The new board has accepted the resignation of Colin K. Benner as interim chief executive officer of HudBay and appointed Peter R. Jones as chief executive officer.

In light of the transition to the new board, the shareholders meeting scheduled for Wednesday, March 25, 2009 was cancelled.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

H. Maura Lendon, Senior Vice President and General Counsel of HudBay, (416) 362-2335

Item 9	Date of Report

March 26, 2009